

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2014

<u>Via E-Mail</u>
Mr. Steven Curtis
Chief Financial Officer
24 Ninth Street
Lower Houghton
Johannesburg
Gauteng 2198
South Africa

  Re: Caledonia Mining Corporation
    Form 20-F for the Year Ended December 31, 2013
    Filed May 15, 2014
    File No. 000-13345

Dear Mr. Curtis:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/Tia L. Jenkins

        Tia L. Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel, and
        Mining